RECD S.E.C

MAR 6 - 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02020037

P.E.
3/1/02

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__X

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

P

m

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibits1 and 2, are copies of press releases issued by A/S STEAMSHIP COMPANY TORM (the "Company") on March 1, 2002 and March 5, 2002 respectively.

Exhibit 1

Københavns Fondsbørs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

1st March 2002

Statement No. 3 - 2002
Contact Person: Mr. Klaus Kjærulff, CEO

Extraordinary General Meeting - Dual Listing - Preliminary Announcement of Financial Results for the year ended 31 December 2001

- **Board of Directors proposes a dual listing on the Nasdaq Stock Market, Inc and the Copenhagen Stock Exchange A/S.**
- **Extraordinary General Meeting will be convened to be held on 13 March 2002.**
- **Preliminary result for 2001 (unaudited) amounts to approximately DKK 530 Mill. before tax.**

At a board meeting held today, the Board of Directors decided to convene an extraordinary general meeting at which the Board of Directors will request the shareholders to grant authority to the Board of Directors to apply for and effect a dual listing of the company' shares on the Nasdaq Stock Market, Inc. (Nasdaq) under an ADR Program and at the same time maintaining its listing on the Copenhagen Stock Exchange. For a description of Nasdaq (www.nasdaq.com), a dual listing and the information provided to the American authorities (www.sec.gov) in connection with the application for listing in the USA, please see to enclosed memorandum (Annex A).

On 20 March 2002, the Company will publish its Announcement of Financial Results for the year ended 31 December 2001. However, it is informed that the preliminary and unaudited result before tax amounts to approximately DKK 530 Mill.

Yours faithfully,
A/S Dampskibsselskabet TORM
On behalf of the Board

Erik Behn
Chairman

ANNEX A TO STOCK EXCHANGE ANNOUNCEMENT NO. 3 – 2002

Statement

Background to the Board of Director's proposal for a dual listing

Since its appointment in September 2000, it has been one of the primary aims of the Board of Directors of A/S Dampskibsselskabet TORM (TORM) to improve the liquidity and price of the company's shares. The company has therefore strengthened its investor relations activities, for instance by providing the market with more frequent and detailed information about the company.

Despite these measures and despite the very positive profit development which the company has shown during the last couple of years, the liquidity in the company's shares and the pricing of the shares on the Danish market has been unsatisfactory.

In consequence thereof, the Board of Directors has for some time considered which additional measures could be initiated by the company in order to improve shareholder value. On the basis of these considerations and at the recommendation of the company's American financial advisors, the Board of Directors has together with the Management Board of the company reached the conclusion that a dual listing of the company's share in the U.S. would in the circumstances be the most effective means to achieve a more liquid share. A dual listing in New York will, from a market perspective, also entail that TORM as a company will be easier to analyse and valuate as there are more shipping companies in the U.S. with which the company is comparable.

The presence on the American market will in the opinion of the Board of Directors not only be in the interest of the shareholders, but also of the company. The funding possibilities on the American financial market are far greater and considerably more varied than on the Danish financial market, which, not least in consideration of the company's future strategic possibilities, may prove to be substantial. Finally, a dual listing in the U.S. will attract more attention to the company and thereby further strengthen TORM's profile. Due to TORM's present size, the listing in New York will be on Nasdaq.

Nasdaq

Nasdaq Stock Market Inc., or Nasdaq National Market, which is the actual stock market place, is one of more American stock exchanges for securities trading. It is possible for foreign companies to have their shares admitted for listing which often is effected under a so-called ADR program (American Depositary Receipts). A few of the largest Danish listed companies are today listed in New York through an ADR program. One of the main characteristics of an ADR program is that the issuing company enters into an agreement with a commercial bank (the depositary bank) on the establishment and administration of the ADR program. By depositing shares electronically with the depositary bank, one or more ADR certificates, which relate to the deposited number of shares will be issued in physical or electronic form to the depositing shareholder. It is therefore the ADR certificate and not the deposited shares, which are traded and listed on Nasdaq. By listing the ADR certificates and not the shares, trading on the Nasdaq exchange can be effected in American dollars instead of the currency of the underlying shares. If the company distributes dividend, the dividend relating to the shares deposited with the ADR bank will be paid to the depositary bank which, following conversion into American dollars, will redistribute the dividend to the respective ADR holders. Any ADR holder is at any time entitled to have the shares relating to the certificates delivered to him by surrendering the ADR certificate to the depositary bank.

Listing or trading of a company's securities in the U.S. is subject to prior approval of the American supervisory authorities having been obtained, i.e. the Securities Exchange Commission, generally referred to as the SEC. The application, Form 20 F, is a comprehensive document which to a wide extent is similar to a prospectus and according to which the latest accounts must be converted from Danish into American accounting policies (US GAAP). On 1 March 2002 TORM has requested the SEC to effect the application.

Information

In connection with the application the following material information regarding TORM has been provided to the Securities and Exchange Commission but not made public available at the same detail level to the Copenhagen Stock Exchange.

a. Turnover broken down by TORM's four divisions (product tankers, dry cargo, liner and offshore) for the years 1998 – 2000.
b. Operating costs broken down by a) bareboat and time charter hire, b) expenses for port calls, c) technical running costs and bunker consumption.
c. New building prices.
d. Dividend restriction due to loan agreements with Danish Ship Finance (Dansk Skibskreditfond).
e. New building contracts.
f. The company's loan and leasing documents.
g. Fully itemised profit and loss account and balance sheet as at 30 June 2001 with accompanying notes.

The above information forms part of the Form 20F application, which will be made available on the SEC's web site at www.sec.gov.

Copenhagen, 1 March 2002

Exhibit 2

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

5 March 2002

Announcement no. 5 – 2002
Contact: Klaus Nyborg, CFO

Extraordinary general meeting - dual listing – supplementary information

With reference to the section entitled "information" in Annex A to Stock Exchange Announcement No. 3, we hereby forward a supplementary statement (Annex A1):

Yours faithfully
A/S Dampskibsselskabet TORM
On behalf of the Board of Directors

Erik Behn
Chairman

Annex A1

TO STOCK EXCHANGE ANNOUNCEMENT NO. 3 - 2002

Supplementary statement

In the Form 20 F filing made with the Securities and Exchange Commission, we have *inter alia* given the following additional information on the company:

Turnover broken down by TORM's four divisions (product tankers, dry cargo, liner and offshore) for the years 1998 – 2000.

Each of the company's four divisions generates income from the operation of own and chartered vessels and from sales. In the past three fiscal years (1998-2000), the average earnings distribution has been as follows: The product tankers division has contributed with around 80% of total earnings, and the dry cargo and liner divisions have each contributed with almost 10% whereas the offshore division has contributed with approx. 2%.

Division	1998	1999	2000
Product tankers	66%	84%	79%
Dry cargo vessels	15%	(1%)	11%
Liner operations	18%	11%	6%
Offshore vessels	1%	4%	4%

Operating costs broken down by a) bareboat and time charter hire, b) expenses for port calls, c) technical operating costs and bunker consumption.

The costs of operating the vessels consist of bareboat and time charter hire, expenses for port calls, technical operating costs and costs of bunkers. The two largest items are bareboat and time charter hire as well as expenses for port calls. Each of the two items amounts to around 35-40% of total operating costs, whereas the technical operating costs and bunkers consumption total around 10-15%. All operating costs are directly susceptible to the influence of exchange rate fluctuations between the US dollar and the Danish krone.

Sensitivity to movements in the USD exchange rate and bunkers price and changes in interest level.

As at 31 December 2000 a 1 % movement in the USD exchange rate would cause a change in earnings from shipping activities of DKK 5m. No sensitivity information on more recent figures on sales and costs associated with the operation of the vessels has been given.

As at 31 December 2000, the price of 10% of the company's demand for bunkers for 2001 was hedged.

As at 30 June 2001, the interest on 60% of the company's borrowings for 2001 was hedged.

Newbuilding contracts, including contract prices.

The company has concluded contracts for the purchase and delivery of another eight newbuildings.

Six newbuilding contracts have been concluded with Daedong Shipbuilding Co., Ltd. concerning delivery of 45,000 dwt product tankers. Two contracts were signed on 25 August 2000 at prices of USD 26.7 mill. per tanker. Another two contracts were signed on 3 November 2000 at prices of USD 27 mill. per tanker, whereas the two final contracts were signed on 2 March 2001.

Essentially, the contracts have been concluded on identical terms, including payment by installments, where 20% of the contract price is prepaid, another 20% is paid during construction, whereas the remaining 60% is payable on delivery. According to plan, the vessels will be delivered at the end of May, June, November and December 2002 and at the end of February 2003.

Finally, the company has contracted with Samho Heavy Industries Co., Ltd., for the building and delivery of two 99,000 dwt product tankers. The contracts were signed on 24 November 2000. Also in these contracts, the parties agree on payment by installments, but the profile is different as 10% of the contract price will be prepaid, 10% will be paid immediately after signing, 20% during construction and the balance of 60% when the vessel is delivered. The plan is that Torm is to take delivery of the two tankers at the end of November and December 2003.

For all eight newbuildings, the company has paid 20% of the contract price in accordance with the contracts. Torm has concluded agreements with Danish Ship Finance (Danmarks Skibskreditfond) on the financing of the remaining 80% of the contract prices of the eight newbuildings whereas the company is negotiating the financing of the last six newbuildings with lenders.

Indirect dividend restrictions due to loan agreements with Danish Ship Finance.

Even if the above-mentioned loan agreements with Danish Ship Finance concerning the two newbuildings do not *directly* restrict the company's right to distribute dividends to shareholders, they may *indirectly* affect the company's dividend policy. This means that in situations where decisions made by the company cause material changes to the company's financial position, usual minimum value clauses and higher interest margins will automatically become effective under the loan agreements. Material changes to the company's financial position include distribution of dividends in addition to the percentages (40% and 25%) of the consolidated annual results after extraordinary items and tax and distribution of dividends in addition to 12% in fiscal years where the company suffers a loss.

The company's loan and leasing agreements.

The Securities and Exchange Commission has been notified of the company's usual credit facilities, and that the term of the ship loans is up to 15 years with an interest margin of 0.5-1.0%.

Fully itemized income statement and balance sheet as at 30 June 2001 with notes.

The below income statement, balance sheet and cash flow statement are included, cf. US GAAP.

TORM GROUP
INCOME STATEMENT
For The Six Month Period Ended June 30, 2000 (Restated) and 2001
(Expressed in thousands of DKK)

	2000 (Unaudited)	2001 (Unaudited)
Net turnover	953,714	1,305,469
Operating costs	(752,965)	(846,303)
Net earnings from shipping activities	200,749	459,166
Profit on sale of vessels	24,000	64,222
Administrative expenses	(34,059)	(54,941)
Other operating income	18,959	34,173
Profit before depreciation and write-downs	209,649	502,620
Depreciation and write-downs	(86,283)	(66,281)
Profit before financial items	123,366	436,339
Financial items	(89,653)	(26,054)
Profit before tax and extraordinary items	33,713	410,285
Tax on profit on ordinary activities	(10,114)	(123,085)
Profit for the period	23,599	287,200

TORM GROUP
BALANCE SHEET
As of December 31, 2000 – (Restated) and June 30, 2001
(Expressed in thousands of DKK)

	2000	2001 (Unaudited)
ASSETS		
FIXED ASSETS		
Intangible fixed assets		
Conversion of chartered vessels	7,842	8,362
Tangible fixed assets		
Land and buildings	1,963	1,942
Vessels	1,744,486	1,437,241
Prepayment on vessels under construction	162,969	416,962
Other plant and operating equipment	15,366	37,259
	1,924,784	1,893,404
Long-term financial assets		
Investment in own shares	-	45,898
Shares in other companies	28,118	42,831
	28,118	88,729
Total fixed assets	1,960,744	1,990,495
CURRENT ASSETS		
Inventory		
Stocks of bunkers	37,317	27,566
Receivables		
Outstanding freight and other	340,296	333,982
Other receivables	159,708	36,196
Accrued payments	24,745	24,878
	524,749	395,056
Securities		
Bonds	487,595	499,781
Cash at bank and in hand	238,826	312,666
Total current assets	1,288,487	1,235,069
Total assets	3,249,231	3,225,564

TORM GROUP
BALANCE SHEET
As of December 31, 2000 – (Restated) and June 30, 2001
(Expressed in thousands of DKK)

	2000	2001
LIABILITIES		(Unaudited)
CAPITAL AND RESERVES		
Called up share capital	182,000	182,000
Restricted equity	27,795	27,738
Retained Profit	869,235	1,165,943
Total capital and reserves	1,079,030	1,375,681
PROVISIONS		
Deferred taxation	239,677	354,746
Provision for vessels on bareboat charters	33,911	43,257
Provision for repairs	-	-
Total provisions	273,588	398,003
LIABILITIES		
Long-term liabilities		
Mortgage debt and bank loans	1,215,534	1,011,739
Current liabilities		
Next year's installments on mortgage debt and bank loans	192,244	121,599
Trade payables	178,946	168,210
Other liabilities	273,489	150,332
Dividend for the financial year	36,400	-
	681,079	440,141
Total liabilities	1,896,613	1,451,880
Total liabilities, capital and reserves	3,249,231	3,225,564

CASH FLOW STATEMENT
For The Six Month Period Ended June 30, 2000 (Restated) and 2001
(Expressed in thousands of DKK)

	2000 (Unaudited)	2001 (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES		
Profit/(loss) for the year	23,599	287,200
Adjustments:		
Depreciation and write-downs	86,283	66,281
Income Taxes	10,114	123,085
Other non-cash movements	(16,782)	4,877
	103,214	481,443
Change in current assets and liabilities	(81,648)	8,849
Net cash inflow from operating activities	21,566	490,292
CASH FLOW FROM INVESTING ACTIVITIES		
Investment in tangible fixed assets	(134,820)	(356,328)
Investment in intangible fixed assets	-	(1,605)
Investment in equity interests and securities	-	(73,312)
Sale of tangible fixed assets	105,389	516,992
including profit on sale of vessels (included in operating activities)	(24,000)	(71,037)
Net cash inflow/(outflow) from investing activities	(53,431)	14,710
CASH FLOW FROM FINANCING		
Borrowing, mortgage debt	131,855	55,203
Repayment/redemption, mortgage debt	(189,019)	(436,847)
Increase/(decrease) in bank debt	17,225	(391)
Dividends paid	-	(36,400)
Net cash inflow(outflow) from financing	(39,939)	(418,435)
Net cash inflow(outflow) from operating, investing and financing activities	(71,804)	86,567
Value adjustment of bonds	(12,599)	(541)
Increase(decrease) in cash and cash equivalents	(84,403)	86,026
Cash and cash equivalents, including bonds, at January 1	604,316	726,421
Cash and cash equivalents, including bonds, at June 30, 2000	519,913	812,447
Of which used as collateral	200,118	218,240
	319,795	594,207

It should be noted that we have not included notes within the meaning of Danish accounting practices, but merely explanatory notes concerning the change from Danish accounting practices to US GAAP.

Finally, we expect that an electronic version of the Form 20 F filing can be downloaded from SEC's website www.sec.gov at the end of week 10.

Copenhagen, 5 March 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: March 5, 2002

By: /s/ Klaus Nyborg
Klaus Nyborg
Chief Financial Officer

03810.001 #307381